DEXIA

Group

The Secretary-General

03007356

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2003
WASH. D.C. 155

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

February 20th, 2003

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

Please find enclosed the English version of the press release issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

p.o.

Olivier Van Herstraeten
Secretary General

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/20

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

SEC MAIL PROCESSING
RECEIVED
FEB 24 2003
WASH. D.C. 155 SEC

EMBARGO 5.40PM
20/02/2003 1 PAGE

«MEDIA»
«NOM»

SIMPLIFICATION OF THE LEGAL ORGANIZATION CHART OF THE DEXIA GROUP

Since its creation in 1996, the Dexia Group has been looking for the most efficent structure possible. Among others, the following steps were taken in this respect: the buyout of minority interests in Dexia Banque Internationale à Luxembourg (Dexia BIL), the creation of a single holding company in 1999, and the merger of Dexia Bank Belgium and the Artesia BC group in 2002.

With a view to further improve its structure, Dexia SA is going to shorten its majority shareholder links in Dexia BIL by taking over from its subsidiaries their interests in Dexia BIL.

To that end, Dexia Bank Belgium will transfer to Dexia its Dexia BIL shares via a capital repayment in kind.

The Board of Directors of Dexia Bank Belgium will propose to the Extraordinary General Meeting to decrease its capital by distributing the BIL shares. The stake of Dexia SA in Dexia BIL will rise from 28.39 % to 94.02%.

The transaction, with retroactive effect to 1st January 2003 as far as accounting is concerned, will take place within the consolidation scope of the Dexia Group and will therefore have no impact on its solvency ratios and results. As for Dexia Bank Belgium, the transfer of its stake will not impair its own solvency ratios at consolidated level nor its rating. Moody's will maintain a long-term rating of Aa2 for Dexia Bank.

The transaction will help simplify the upward flow of information relating to the consolidation of the accounts and the management control of the Group and will contribute to an optimal circulation of dividends.

The residual stakes in Dexia BIL held by other entities of the Dexia Group, which after the transaction will amount to 5.83% of the Dexia BIL capital, will be bought out in the course of 2003, in order to increase the direct participation of Dexia SA to 99.85% (the remaining 0.15% being held by the public).

The transaction is subject to the approval of the competent supervision authorities.